FILING PURSUANT TO RULE 425 OF THE
SECURITIES ACT OF 1933, AS AMENDED

FILER: NORTHROP GRUMMAN CORPORATION

SUBJECT COMPANY: TRW, INC. (NO. 1-2384)

FILING: REGISTRATION STATEMENT ON FORM S-4
(REGISTRATION NO. 333-83672)

Northrop Grumman Corporation filed a registration statement on Form S-4 (File No. 333-83672) with the Securities and Exchange Commission on March 4, 2002 with respect to its offer to exchange all outstanding shares of TRW capital stock for Northrop Grumman stock. The Registration Statement has been amended to include a joint proxy statement/prospectus relating to the proposed merger of Northrop Grumman and TRW, Inc. pursuant to the Agreement and Plan of Merger, dated as of June 30, 2002, by and among Northrop Grumman, Richmond Acquisition Corp. and TRW. The directors, certain executive officers and other employees and representatives of Northrop Grumman may be deemed to be participants in the solicitation of proxies for the shareholder meetings relating to the proposed merger. Information concerning such potential Northrop Grumman participants is contained in the joint proxy statement/prospectus which constitutes a part of the registration statement, as amended from time to time. THE JOINT PROXY STATEMENT/PROSPECTUS RELATING TO THE PROPOSED MERGER CONTAINS IMPORTANT INFORMATION WHICH SHAREHOLDERS OF NORTHROP GRUMMAN AND TRW ARE URGED TO READ BEFORE MAKING ANY DECISIONS REGARDING THE MERGER OR THE OTHER TRANSACTIONS DESCRIBED THEREIN. Copies of the joint proxy statement/prospectus, and any amendments or supplements thereto, may be obtained without charge at the SEC'S Internet website at www.sec.gov as they become available.

These materials are neither an offer to purchase nor a solicitation of an offer to sell shares of TRW or Northrop Grumman stock.

The following are materials used by Northrop Grumman corporation in a presentation on September 24, 2002.

NORTHROP GRUMMAN

DEFINING THE FUTURE



Banc of America Securities 32nd Annual Investment Conference



Kent Kresa

Northrop Grumman Corporation

Chairman and Chief Executive Officer

September 24, 2002

NORTHROP GRUMMAN

DEFINING THE FUTURE

Safe Harbor Statement

Certain statements and assumptions in these materials contain or are based on "forward-looking" information and involve risks and uncertainties. Such statements are subject to numerous assumptions and uncertainties, many of which are outside the company's control. These include governmental regulatory processes, the company's ability to complete the acquisition of TRW, to successfully integrate the operations of TRW, achieve a successful transaction or other resolution with respect to the TRW automotive sector, assumptions with respect to future revenues, expected program performance and cash flows, the outcome of contingencies including litigation, environmental remediation, divestitures of businesses, the ability to reduce the aggregate amount of debt carried by TRW and the company after giving effect to any mergers, divestitures or other transactions involving the companies and anticipated costs of capital investments. The company's operations are subject to various additional risks and uncertainties resulting from its position as a supplier, either directly or as subcontractor or team member, to the U.S. Government and its agencies as well as to foreign governments and agencies; actual outcomes are dependent upon factors, including, without limitation, the company's successful performance of internal plans; government customers' budgetary restraints; customer changes in short-range and long-range plans; domestic and international competition in both the defense and commercial areas; product performance; continued development and acceptance of new products; performance issues with key suppliers and subcontractors; government import and export policies; acquisition or termination of government contracts; the outcome of political and legal processes; legal, financial, and governmental risks related to international transactions and overall demand for ships, military and civilian electronic systems and support, military aircraft, information technology and electronic components, as well as other economic, political and technological risks and uncertainties and other risk factors set out in the company's filings from time to time with the Securities and Exchange Commission, including, without limitation, the company's reports on Form 10-K and Form 10-Q.

NORTHROP GRUMMAN

DEFINING THE FUTURE

Overview

- Strategy
- Business Portfolio
- TRW Acquisition








84



Northrop Grumman Strongly Positioned

- Growing Defense Outlook
- Purest Defense Play
- Best Positioned Portfolio
- Premier Systems Integrator
- Experienced Management Team
- Strong Acquisition Integration Track Record
- Solid Financial Performance
- Excellent Prospects for 2002 and Beyond





Focused on Shareholder Value

Strong Defense Sector Outlook


US DoD Procurement & RDT&E
$BN
$140
$130
$120
$110
$100
$90
$80
$70
1990
1993
1996
1999
2002E
2005E
Appropriations
Outlays
*
*
*

Source: Department of Defense - National Defense Budget

* President's '03 request

- Transforming Technologies Leading to Changes in Tactics, Training and Organization
- NOC positioned in Key Areas
- 8% - 9% CAGR (2000-2005E) in Appropriations and Outlays
- Homeland Security Initiatives Increase Growth Rate

The Persistent Strategy

- Build and Shape a Strategically Focused Portfolio of ‘Right-Positioned’ Capabilities and Businesses
- Align Capabilities With Future Customer Requirements
- Rapid Integration of Acquisitions
- Leverage Capabilities Across the Company
- Constantly Improve Program and Financial Performance

Managed for Shareholder Value Growth

Precise Alignment With Customer Requirements

Northrop Grumman Core Competencies	21st Century Defense Needs	Northrop Grumman Programs
Large-Scale Integrated Systems	GLOBAL FORCE PROJECTION / PRECISION STRIKE	Aircraft Carriers, Attack Subs, B-2, F/A-18, F-35, Destroyers, Amphibious Assault Ships
Design and Manufacture of Sophisticated Electronic Sensor Systems	SURVEILLANCE	JSTARS, E-2C Surveillance Aircraft, AWACS, Global Hawk
Naval Shipbuilding & Propulsion Systems	TARGETING	F-22, F-35, F-16, Longbow, B-1B, Air Defense Radars, Litening
Air Vehicle Design / Systems Integration	SURVIVABILITY	Electronic Warfare Aircraft, Radar and IR Jamming Systems
Stealth Technology	INFORMATION WARFARE	Intelligence, Infrastructure Protection, Information Assurance, Deepwater
Information Operations	HOMELAND SECURITY	SBIRS Low, SBIRS High, Integrated ISR
Navigation & Guidance Systems	MISSILE DEFENSE	

NORTHROP GRUMMAN

DEFINING THE FUTURE

Proven M&A Track Record

- 15 Acquisitions Integrated Since 1994
- Revenue Growth from $5 billion to ~$18 billion (2002 Estimated)
- Sold Under-performing and Non-core Businesses
- Cross Company, Multi-disciplined Integration Team
- Well Honed, Full Spectrum Integration Process
- Rapid Decision-making and Integration Implementation
- Surpassed Cost Savings, Synergy and Debt Reduction Targets

Focus First on Strategic Vision then Value

Mergers & Acquisitions – Strategy & Value Driven

1994
- **Grumman Corporation** (Integrated Systems)
- **Vought Aircraft** (Aerostructures)

1996
- **Westinghouse Electronic Systems Group** (Electronics)

1997
- **Allied – sold** (Truck Bodies)
- **Logicon** (Information Technology)

1998
- **INRI** (Information Technology)

1999
- **California Microwave** (Electronics)
- **Data Procurement Corporation** (InformationTechnology)
- **Ryan Aeronautical** (Integrated Unmanned Systems)

2000
- **Comptek** (Information Technology)
- **Sterling** (Information Technology)
- **Federal Data** (Information Technology)
- **Navia** (Electronics)
- **Aerostructures – sold**

2001
- **Litton Industries** (Electronics, Information Technology, Ships)
- **Newport News** (Ships)
- **EIS of Aerojet** (Electronics)

NORTHROP GRUMMAN

DEFINING THE FUTURE

Demonstrated Ability to Manage Debt



80%
70%
60%
50%
40%
30%
20%
10%
0%
Debt/Total Capital
Grumman
Vought
Westinghouse
INRI
Ryan / DPC /
Cal
Microwave
Comptek
Sterling
Fed Data
Navia
Aerostructures
Sale
LIT
Aerojet
NNS
Jun-94
Dec-94
Jun-95
Dec-95
Jun-96
Dec-96
Jun-97
Dec-97
Jun-98
Dec-98
Jun-99
Dec-99
Jun-00
Dec-00
Jun-01
Dec-01
Jun-02

Incentive Compensation Plan Aligned With Shareholders' Interest

Short-Term – Annual Cash Bonus


Warranted
Equity Value
50%
Sector
WEV
10%
Other
20%
10%
10%
Cash
ROE

Medium-Term – Performance Shares

Quantity of Shares Received Tied to
- NOC Total Shareholder Return Versus Industry Index (1998 Grant)
- Growth in EVA (2001 Grant)

Long-Term – Options

10 Year Period, With Payout Dependent on Absolute Price Increase

Strategy-Driven Transformation



$5.4B - 1993
11%
7%
82%
~$18B – 2002E
3%
24%
31%
18%
24%
Electronic Systems
Information Technology
Integrated Systems
Ships
Component Technologies

Revenue Growth Targets


25
20
15
10
5
0
$ Billions
2001
2002E
2003E
2004E
ES
IT
IS
Ships
CT

Market Leadership in Key Business Areas

	Electronic Systems	Information Technology	Integrated Systems	Ship Systems / Newport News	Component Technologies
2002E	~$5.6 B	~$4.3 B	~$3.2 B	~$4.3 B	~$0.5 B
2004E	~$6.5 B	~$5.0 B	~$4.0 B	~$5.5 B	~$1.0 B

Electronic Systems
- Airborne Radars
- C^4ISR
- Electronic Warfare
- Navigation & Guidance
- Military Space

Information Technology
- C^4ISR
- Government IT Infrastructure
- Science & Technology
- Information Security/ Assurance
- Enterprise Solutions

Integrated Systems
- Air Combat
  - Tactical
  - Long Range
  - Unmanned
- Airborne Early Warning & Surveillance
- Air-to-Ground Surveillance
- Airborne Jamming

Ship Systems / Newport News
- Naval Systems Integrator
- Aircraft Carriers
- Attack Submarines
- Surface Combatants
- Amphibious Assault Ships
- Double-hulled Crude Tankers
- Auxiliary Ships

Component Technologies
- Interconnect Technologies & Services
- Motion Technology

2001 Was a Transforming Year

- Established Northrop Grumman as Top-Tier Defense Enterprise
- Completed Three Strategic Acquisitions
- Became World's Largest Shipbuilder, a Leading IT Supplier to the Federal Government and Premier Airborne Radar Provider
- Products Excelling in Operation Enduring Freedom
- Key Senior Management Appointments
- Joint Strike Fighter and Other Major Wins
- Achieved Strong Financial Performance

Right Place at the Right Time

NORTHROP GRUMMAN
DEFINING THE FUTURE

Northrop Grumman at Mid-Year '02





- Newport News "Stood Up" as Northrop Grumman's Sixth Sector
  - NOC Now Nation's Largest Shipbuilder with Greater Than $4 Billion in Revenues
- DD(X) Win—Largest Naval Procurement in U.S. History
- Deepwater Win—NOC Now a Key Contractor for Homeland Security
- New Global Hawk Contracts—Worth $300 million
- Signed Agreement to Acquire TRW July 1

NORTHROP GRUMMAN

DEFINING THE FUTURE

TRW Acquisition and Integration Plan

- $60 Per Share in NOC Shares
- Collar Between $112 (.5357) and $138 (.4348)
- Expected Close in 4th Quarter 2002
- Spin or Sell Automotive with Appropriate Debt
- Sale of Aeronautical to Goodrich for $1.5 billion to Proceed
- Space & Electronics and Systems Operate as Separate Sectors
- Quickly Integrate Appropriate Operations and Systems
- Less Complex than Litton Integration

Nation's 2nd Largest Defense Contractor with TRW

- Largest Military Ship Builder
- Largest Federal Government IT Provider
- Largest Airborne Radar & Electronic Warfare Systems Provider
- Third Major Military Space and Missile Defense Provider
- Strong Overall Competitor in Other Key Areas of DoD Budget
- Most Diversified Defense Portfolio Spanning Key Growth Areas

System-of-Systems Network Centric Warfare Capable Across All Platforms and Services

Precise Alignment With Customer Requirements

Northrop Grumman Core Competencies

- Large-Scale Integrated Systems
- Design and Manufacture of Sophisticated Electronic Sensor Systems
- Naval Shipbuilding & Propulsion Systems
- Air Vehicle Design / Systems Integration
- Stealth Technology
- Information Operations
- Navigation & Guidance Systems
- Satellites Systems
- Lasers

21st Century Defense Needs

GLOBAL FORCE PROJECTION / PRECISION STRIKE
SURVEILLANCE
TARGETING
SURVIVABILITY
INFORMATION WARFARE
HOMELAND SECURITY
MISSILE DEFENSE

* TRW Contributes

Northrop Grumman Programs

Aircraft Carriers, Attack Subs, B-2, F/A-18, F-35, Destroyers, Amphibious Assault Ships

JSTARS, E-2C Surveillance Aircraft, AWACS, Global Hawk

F-22, F-35, F-16, Longbow, B-1B, Air Defense Radars, Litening

Electronic Warfare Aircraft, Radar and IR Jamming Systems

Intelligence, Infrastructure Protection, Information Assurance, Deepwater

SBIRS Low, SBIRS High, Integrated ISR

NORTHROP GRUMMAN

DEFINING THE FUTURE

Revenue Growth Targets With TRW


35
30
25
20
15
10
5
0
$ Billions
2001
2002E
2003E
2004E
ES
IT
IS
Ships
CT
TRW

Summary

- Right Place, Right Time, Right Capabilities
- Northrop Grumman Very Well Positioned With or Without TRW
- TRW Rounds Out Portfolio and Benefits Customer, Employees and Shareholders
- Managed for Shareholder Value Growth







The Company has entered into an Agreement and Plan of Merger with TRW, Inc. pursuant to which shareholders of TRW and the Company will be asked to approve the merger. The Registration Statement and Joint Proxy Statement/Prospectus filed with the SEC contain important information and should be read by shareholders of both companies. These documents will be available at no charge at the SEC's website at www.SEC.GOV

Certain Directors, executive officers, agents and representatives may be deemed to be participants in the solicitation of proxies for Northrop Grumman's special meeting of stockholders to be held in connection with the proposed acquisition of TRW Inc. Information regarding these potential participants will be contained in the joint proxy statement/prospectus to be filed by Northrop Grumman and TRW in connection with the proposed acquisition.